Torray Fund
7501 Wisconsin Ave. Ste. 750W
Bethesda, MD 20814

March 8, 2021

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Torray Fund (the “Trust”) File No.: 811-22525 Torray Fund (S000047869)

Dear Ms. Browning :

The purpose of this letter is to respond to the comments you recently provided to Thomas Sheehan, counsel to the Trust and its Independent Trustees regarding the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-21-000431) with the U.S. Securities and Exchange Commission (the “SEC”) regarding: (1) the approval of a new investment advisory agreement between the Trust, on behalf of the Torray Fund, the Trust’s only series (the “Fund”), and Torray, LLC (the “Manager” or “Torray”), an action that is necessary because of proposed percentage ownership changes among the current owners of Torray that will constitute a change of control of the Manager; and (2) the election of Trustees to the Trust, including four current Trustees and two new Trustees who have been nominated by the current Board of Trustees.

For your convenience in reviewing the responses, the comments and suggestions received are included in bold-face type immediately followed by the response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.
The Staff notes that the Proxy Statement reflects that the shareholder meeting (“Meeting”) will be held on April 8, 2021, at 7501 Wisconsin Ave., Ste. 750W,  Bethesda, MD 20814 at 10:00 a.m. Eastern time.  Please confirm whether the Meeting will be an in-person meeting or will have virtual participation by shareholders (either a “virtual meeting” or a “hybrid meeting).   If the meeting will be a “virtual meeting” or a “hybrid meeting”, please confirm that the Registrant will comply with the April, 2020 Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns, including  timely notification to shareholders, intermediaries in the proxy process, and other market participants of any plans for a virtual or hybrid meeting, including logistical details such as how shareholders can remotely access, participate in, and vote at such a meeting.

The Trust responds that the Meeting will be an in-person meeting.

2.
The Staff notes that the Proxy Statement does not include reference to the approval of an interim advisory pursuant to Rule 15a-4 under the Investment Company Act of 1940.  Please explain why such interim agreement is not contemplated in the Proxy Statement.

The Trust responds by stating that it is not contemplating an interim agreement because Torray serves as the investment adviser to two  different mutual fund registrants, and each is going through the proxy process for shareholders to approve a new agreement because of the contemplated change in control.  Because the two proxies have slightly different timing, and there is the potential of a different outcome for each shareholder vote, the Trust and the Manager decided that the better approach would be not to consummate the change in control transactions until the shareholders of both registrants had approved their respective new advisory agreements.

Ms. Kimberly Browning, Esq.
U.S. Securities and Exchange Commission
March 8, 2021

3.
The Staff did not see reference in the Proxy Statement to the Board having made a determination that the Proposals were in the best interest of the Fund and its shareholders. Please confirm that such determinations were made and disclose such information in the proxy statement and in the Q&A.

The Trust supplementally represents that the Board’s “best interests of the Fund and its shareholders” determination is referenced in the next to the last sentence on Page 8 of the preliminary proxy, which reads: “Based on all of the information presented to and considered by the Board and the conclusions that it reached, the Board approved the New Management Agreement for the Fund on the basis that its terms and conditions are fair and reasonable and in the best interests of the Fund and its shareholders.”  The Trust further represents that it is has added the similar disclosure on page 11 of the proxy materials with respect to the election of new and current trustees, and in response to the to the to the first and tenth questions in the Q&A (“Why am I receiving this proxy statement?” and “How does the Trust’s Board of Trustees recommend that I vote?”).

4.	Please confirm why pro formas are not provided in the proxy in accordance with the instructions set forth in item 22(a)(3)(iv) of the instructions for preparing Schedule 14

The Trust responds supplementally that no pro forma information is required because the New Agreement is identical in its terms to the Current Agreement, and its approval will not, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders.

5.
Please confirm compliance with instructions set forth in Item 22(c)(8)(iv) of the instructions for preparing Schedule 14A as it concerns disclosures of material differences between the Current Agreement and the New Agreement.

The Trust responds supplementally that it has complied with instructions set forth in Item 22(c)(8)(iv) as it concerns disclosures of material differences between the Current Agreement and the New Agreement because the Current Agreement and a New Agreement are identical, and there are no material differences between them.

6.	Please add a brief Q & A comparing the Current Operating Expense Limitation Agreement with the New Operating Expense Limitation Agreement

The Trust confirms that it has added the following brief Q&A on page vi of the proxy materials:

Q.
Are there any material differences between the Current Operating Expense Limitation Agreement and the New Operating Expense Limitation Agreement, and does Torray have the right to recoup any previously waived fees or reimbursed expenses under either agreement?

A.
There are no material differences between the Fund’s Current Operating Expense Limitation Agreement with Torray and the Fund’s New Operating Expense Limitation Agreement with Torray.  Both the Current Operating Expense Limitation Agreement and the New Operating Expense Limitation Agreement cap the Fund’s operating expenses, as identically defined in each agreement, at 1.00%. Under both agreements, Torray does not have the right to recoup any previously waived fees or reimbursed expenses.

Ms. Kimberly Browning, Esq.
U.S. Securities and Exchange Commission
March 8, 2021

7.
Please confirm compliance with Item 22(c)(6), which  requires the Registrant to describe briefly and state the approximate amount of, where practicable, any material interest, direct or indirect, of any director of the Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, was or is to be a party.

The Trust responds supplementally that there are no Trustees or Trustee nominees of the Fund who have any material interest, direct or indirect, in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, was or is to be a party.

8.	Please confirm compliance with Item 22(c)(3) requiring the identification of all Parents of the Manager and the Basis of control of the Manager and each Parent by its immediate parent.

The Trust responds supplementally that the Manager has no Parents.

9.
In the section of the proxy concerning section 15(f) of the 1940 Act, please reorder the discussion of the conditions imposed by section 15(f) to conform with the order that such conditions appear in the statute.  Please also remove any reference to the “undue burden” being limited to a two-year period.

The Trust confirms that it has made these requested changes.

10.
In the first paragraph under the heading “Terms of the Current and New Management Agreement”, please remove the language that “the description set forth in this proxy statement of the New  Management Agreement is qualified in its entirety by reference to Exhibit A”, which is the agreement itself.  Please also confirm in the proxy that the summary discusses all relevant and material terms of the New Management Agreement.

The Trust confirms that it has made these requested changes.  The revised paragraph reads as follows:

“A copy of the New Management Agreement is attached as Exhibit A.  The following description is  a summary that discusses all relevant and material terms of that agreement.  However, you should refer to Exhibit A for the full text of the New Management Agreement.  There are no differences between the terms of the New Management Agreement and the Current Management Agreement with respect to services provided by Torray, and the Agreements are identical with respect to the Management fees paid to Torray.”

11.	Please modify the charts on pages 13-15 preliminary proxy providing information about the Trustee nominees, current Trustees, and Officers of the Fund to follow the format prescribed by Item 22(b)1

The Trust confirms that it has made the requested format changes.

12.
Under the heading Compensation of Trustees, please confirm that the table showing the aggregate compensation to each Trustee is complete, and there are no retirement or other benefits paid to the Trustees.

The Trust confirms supplementally that the table showing aggregate compensation to each Trustee is complete, and there are no retirement or other benefits paid to the Trustees.

Ms. Kimberly Browning, Esq.
U.S. Securities and Exchange Commission
March 8, 2021

13.
Under the heading “Independent Trustee  and Nominees' Ownership of Interests in, or other Business Relationships with, the Trust’s Manager  or The Trust’s Principal Underwriter”, please modify the disclosure in paragraph regarding the business relationships between Torray LLC and Endeavour Investment Partners  to conform with the requirements set forth instructions to Item 22(b)(9).

The Trust confirms that it has made these requested changes.  The revised paragraph reads as follows:

“A company founded and controlled by Independent Trustee Nominee Patrick J. Carolan, Endeavour Investment Partners, LLC (“Endeavour”)  served  as a Consultant to the Manager  from June, 2017 through  June, 2020, and also entered into a solicitor agreement with Torray in December, 2020.  At its January 22, 2021 Special Meeting to consider the nomination and election of Trustees, Mr. Carolan discussed with the Trustees  the services that Endeavour has provided to Torray under these agreements and the fees that Endeavour has received or expects to receive for such  services.

The focus of Endeavour’s consulting arrangement with Torray was Torray’s marketing and distribution strategy across all of its investment strategies and products.  The services Endeavour provided under the consulting contract included: (a) an assessment of Torray’s investment strategies, investment team and investment process to identify core advantages of the firm’s investment products, select appropriate prospects, and identify critical roadblocks; (b) advising Torray on potential changes to marketing collateral and database narratives, and drafting new collateral materials with Torray’s input; (c) identifying prospective institutional investors for Torray’s investment products, and their gatekeepers; (d) actively contacting and working with Torray to close sales of such prospective investors in Torray’s investment products, and (e) ongoing communications with investors to demonstrate manager responsiveness to their requests.  Endeavour’s consulting agreement with Torray commenced on June 28, 2017 and terminated on June 27, 2020. For the fiscal years ended December 31, 2019 and December 31, 2020, Torray paid Endeavour gross fees of $160.000 and $80,000 respectively for its services.  As a 50% owner of Endeavour through 2019 and a 100% owner during 2020, Mr. Carolan had a proportionate indirect interest in the fees that Endeavour collected from Torray during these periods. Consequently, he was personally entitled to receive 50% and 100% of these fees in 2019 and 2020 respectively, netted after a pro rata deduction of employee costs and other expenses of running Endeavour’s  business. Mr. Coralan estimates that the net pre-tax income that he received from the Torray engagement after such deductions was approximately $35,000 in each of 2019 and $2020.  None of the remaining fees that Torray paid to Endeavour went to any immediate family member of Mr. Carolan.  The  solicitation services that Endevour provides to Torray and the   solicitor’s fee that Endeavour is scheduled to receive from Torray for such services are set forth in a December 14, 2020 solicitation agreement between the parties.  Such agreement relates to Torray’s separate account business involving a different  investment strategy than that employed for the Fund.   Pursuant to that agreement, Endeavour to date has successfully solicited on Torray’s behalf a single relationship with a registered investment adviser. Endeavour’s financial renumeration under the solicitation agreement is 20% of the fees that Torray collects on accounts that Endeavour successfully solicits on Torray’s  behalf.  Any solicitor fee paid to Endeavour will not result in any addition to the advisory fee that the investor client pays to Torray. Endeavour’s compensation for its services is paid solely by Torray, and the management fee payable to Torray on such separate accounts is no greater than it would have been in the absence of Torray’s obligation to pay the solicitor fees described.  Endeavour did not receive any payments under the solicitor’s agreement for the fiscal years ended December 31, 2019 and December 31, 2020. The advisory fees that Torray charges for accounts falling under the solicitation agreement range from 35 to 45 basis points, and the assets under management that fall under the  solicitation agreement are currently less than $500,000.  Based on these discussions, the Independent Trustees concluded that Mr. Carolan is not an interested person of the Manager or the Trust, and was therefore not disqualified from serving as an Independent Trustee of the Trust.”

14.
Please confirm whether or not Item 22(b)(8), relating to Trustee/Trustee nominee material interests in transactions in which  the Fund, the Adviser, the principal underwriter and related Persons Are a Party,  is applicable.

The Trust supplementally confirms that Item 22(b)(8) is not applicable because no Trustee or Trustee nominee has any material interest in the transactions specified in the Item.

Ms. Kimberly Browning, Esq.
U.S. Securities and Exchange Commission
March 8, 2021

15.	Please confirm whether or not Item 22(b)(18), relating to shareholder nominee or nominees are submitted to the Fund for inclusion in the Fund’s proxy materials, is applicable

The Trust supplementally confirms that Item 22(b)(18) is not applicable.

16.	It appears that the preliminary proxy contains two identical proxy cards. Please explain why

It was intended that the filing would include images of a two-sided proxy card.  One side of the proxy card was mistakenly copied twice and filed.  A pdf of the correct proxy card is attached.

17.
Under the heading “Voting Information – Method of Solicitation and Expenses”, you state that “In addition to the solicitation by mail, officers and employees of Torray and/or their affiliates, who will receive no extra compensation for their services, may solicit proxies by phone, email or other electronic means, letter or facsimile.”  Who are the Torray affiliates that may be involved in the solicitation?

The reference to Torray “affiliates” was erroneous.  That sentence has been modified to read as follows: “In addition to the solicitation by mail, officers and employees of Torray, who will receive no extra compensation for their services, may solicit proxies by telephone, e-mail or other electronic means, letter or facsimile.”

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Thomas Sheehan, counsel to the Trust and its Independent Trustees.   Mr. Sheehan can be reached by phone at 207 228 – 7165 (direct dial work) or 207-632-0897 (cell), or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,

Torray Fund

/s/ Shawn M. Hendon
Shawn M. Hendon

President

Torray Fund
7501 Wisconsin Ave. Ste. 750W
Bethesda, MD 20814

March 26, 2021

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Torray Fund (the “Trust”) File No.: 811-22525 Torray Fund (S000047869)

Dear Ms. Browning :

The purpose of this letter is to respond to the comments you recently provided to Thomas Sheehan, counsel to the Trust and its Independent Trustees regarding the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-21-000431) with the U.S. Securities and Exchange Commission (the “SEC”) regarding: (1) the approval of a new investment advisory agreement between the Trust, on behalf of the Torray Fund, the Trust’s only series (the “Fund”), and Torray, LLC (the “Manager” or “Torray”), an action that is necessary because of proposed percentage ownership changes among the current owners of Torray that will constitute a change of control of the Manager; and (2) the election of Trustees to the Trust, including four current Trustees and two new Trustees who have been nominated by the current Board of Trustees.

For your convenience in reviewing the responses, the comments and suggestions received are included in bold-face type immediately followed by the response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.
Your preliminary proxy statement was filed with the term “draft” included at the top of the shareholder letter.  Rule 14a-6(e)(1) requires that all copies of preliminary proxy statements and forms of proxy filed pursuant to Rule 14a-6 (a) be clearly marked “Preliminary Copies”.

Registrant acknowledges receipt of this comment and commits  not to make the same mistake in future proxy filings.

2.
The Staff notes that the Proxy Statement reflects that the shareholder meeting (“Meeting”) will be held on April 8, 2021, at 7501 Wisconsin Ave., Ste. 750W,  Bethesda, MD 20814 at 10:00 a.m. Eastern time.  Please confirm whether the Meeting will be an in-person meeting or will have virtual participation by shareholders (either a “virtual meeting” or a “hybrid meeting).   If the meeting will be a “virtual meeting” or a “hybrid meeting”, please confirm that the Registrant will comply with the April, 2020 Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns, including  timely notification to shareholders, intermediaries in the proxy process, and other market participants of any plans for a virtual or hybrid meeting, including logistical details such as how shareholders can remotely access, participate in, and vote at such a meeting.

Ms. Kimberly Browning, Esq.
U.S. Securities and Exchange Commission
March 26, 2021

The Trust responds that the Meeting will be an in-person meeting.

3.	In the Proxy following the Q&A, please add disclosure in bold that the proxy is provided to shareholders on behalf of the Board of Trustees.

Registrant respectfully represents that such disclosure is already included  in the first sentence on page 1 of the of the  proxy statement immediately under the heading “Introduction”, as follows:

“This proxy statement is being provided to you on behalf of the Board of Trustees (the “Board”) of Torray Fund (the “Trust”) in connection with the solicitation of proxies to be used at the special meeting of shareholders of the Torray Fund (the “Fund”) to be held on April _, 2021 (the “Meeting”).”

 Registrant has bolded this language as requested.

4.
The Staff notes that the Proxy Statement does not include reference to the approval of an interim advisory pursuant to Rule 15a-4 under the Investment Company Act of 1940.  Please explain why such interim agreement is not contemplated in the Proxy Statement.

The Trust responds by stating that it is not contemplating an interim agreement because Torray serves as the investment adviser to two  different mutual fund registrants, and each is going through the proxy process for shareholders to approve a new agreement because of the contemplated change in control.  Because the two proxies have slightly different timing, and there is the potential of a different outcome for each shareholder vote, the Trust and the Manager decided that the better approach would be not to consummate the change in control transactions until the shareholders of both registrants had approved their respective new advisory agreements.

5.
The Staff did not see reference in the Proxy Statement to the Board having made a determination that the Proposals were in the best interest of the Fund and its shareholders. Please confirm that such determinations were made and disclose such information in the proxy statement and in the Q&A.

The Trust supplementally represents that the Board’s “best interests of the Fund and its shareholders” determination is referenced in the next to the last sentence on Page 8 of the preliminary proxy, which reads: “Based on all of the information presented to and considered by the Board and the conclusions that it reached, the Board approved the New Management Agreement for the Fund on the basis that its terms and conditions are fair and reasonable and in the best interests of the Fund and its shareholders.”  The Trust further represents that it is has added the similar disclosure on page 11 of the proxy materials with respect to the election of new and current trustees, and in response to the to the to the first and tenth questions in the Q&A (“Why am I receiving this proxy statement?” and “How does the Trust’s Board of Trustees recommend that I vote?”).

Ms. Kimberly Browning, Esq.
U.S. Securities and Exchange Commission
March 26, 2021

6.	Please confirm why pro formas are not provided in the proxy in accordance with the instructions set forth in item 22(a)(3)(iv) of the instructions for preparing Schedule 14A.

The Trust responds supplementally that no pro forma information is required because the New Agreement is identical in its terms to the Current Agreement, and its approval will not, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders.

7.
Please confirm compliance with instructions set forth in Item 22(c)(8)(iv) of the instructions for preparing Schedule 14A as it concerns disclosures of material differences between the Current Agreement and the New Agreement.

The Trust responds supplementally that it has complied with instructions set forth in Item 22(c)(8)(iv) as it concerns disclosures of material differences between the Current Agreement and the New Agreement because the Current Agreement and a New Agreement are identical, and there are no material differences between them.

8.	Please add a brief Q & A comparing the Current Operating Expense Limitation Agreement with the New Operating Expense Limitation Agreement

The Trust confirms that it has added the following brief Q&A on page vi of the proxy materials:

Q.
Are there any material differences between the Current Operating Expense Limitation Agreement and the New Operating Expense Limitation Agreement, and does Torray have the right to recoup any previously waived fees or reimbursed expenses under either agreement?

A.
There are no material differences between the Fund’s Current Operating Expense Limitation Agreement with Torray and the Fund’s New Operating Expense Limitation Agreement with Torray.  Both the Current Operating Expense Limitation Agreement and the New Operating Expense Limitation Agreement cap the Fund’s operating expenses, as identically defined in each agreement, at 1.00%. Under both agreements, Torray does not have the right to recoup any previously waived fees or reimbursed expenses.

9.
Please respond supplementally whether the Board, in considering whether to approve the New Management Agreement, subject to shareholder approval, considered any other advisers to manage the Fund. If other advisers were not considered, please explain why they were not.

Registrant responds supplementally that the Board did not consider other advisers to manage the Fund.  When it approved the New Management Agreement, subject to shareholder approval, at its January 22, 2021 Board meeting, the Board had only recently approved, at its December 8, 2020 quarterly Board meeting,  the renewal of Torray’s Current Management Agreement with the Fund. That Current Agreement is identical in all aspects to the New Management Agreement. In approving both the renewal of the Current Management Agreement and the New Management Agreement, subject to shareholder approval, the Board concluded that the overall arrangements between the Fund and the Manager as set forth in the Agreements were fair and reasonable in light of the services performed, fees paid, and such other matters as the Trustees considered relevant in the exercise of their reasonable judgment.  Finally, the Transactions that gave rise to the need for this change- in-control proxy, internal transfers of voting ownership interests in the Manager that caused Mr. Torray’s  ownership to  decrease to slightly below 25%  and Mr. Haffenreffer’s ownership to increase to slightly more than 25%, did not in any way change the way that Torray is managed,  the services that it provides to the Fund, or the individuals who provide such services.  For these reasons, Registrant does not believe it was necessary for the Board to consider other advisers to manage the Fund.

Ms. Kimberly Browning, Esq.
U.S. Securities and Exchange Commission
March 26, 2021

10.	Please confirm supplementally whether the Board votes to approve the two proxy proposals and to approve the New Management Agreement, all subject to shareholder approval, were unanimous.

Registrant confirms supplementally that the Board votes to approve the two proxy proposals and to approve the New Management Agreement, all subject to shareholder approval, were unanimous among both the Independent Trustees and the full Board.  We have added disclosure in the Q and A and on pages 6 and 8 of the proxy to reflect the unanimity of such votes.

11.	Please confirm supplementally that the Manager will not seek reimbursement for the costs of the proxy.

Registrant confirms that the that the Manager will not seek reimbursement for the any costs associated with the proxy. We have also added disclosure to this effect in the Q & A section on page vi and on page 25.

12.
Please confirm compliance with Item 22(c)(6), which  requires the Registrant to describe briefly and state the approximate amount of, where practicable, any material interest, direct or indirect, of any director of the Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, was or is to be a party.

The Trust responds supplementally that there are no Trustees or Trustee nominees of the Fund who have any material interest, direct or indirect, in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, was or is to be a party.

13.	Please confirm compliance with Item 22(c)(3) requiring the identification of all Parents of the Manager and the Basis of control of the Manager and each Parent by its immediate parent.

The Trust responds supplementally that the Manager has no Parents.

14.
In the section of the proxy concerning section 15(f) of the 1940 Act, please reorder the discussion of the conditions imposed by section 15(f) to conform with the order that such conditions appear in the statute.  Please also remove any reference to the “undue burden” being limited to a two-year period.

The Trust confirms that it has made these requested changes.

15.
In the first paragraph under the heading “Terms of the Current and New Management Agreement”, please remove the language that “the description set forth in this proxy statement of the New  Management Agreement is qualified in its entirety by reference to Exhibit A”, which is the agreement itself.  Please also confirm in the proxy that the summary discusses all relevant and material terms of the New Management Agreement.

The Trust confirms that it has made these requested changes.  The revised paragraph reads as follows:

“A copy of the New Management Agreement is attached as Exhibit A.  The following description is  a summary that discusses all relevant and material terms of that agreement.  However, you should refer to Exhibit A for the full text of the New Management Agreement.  There are no differences between the terms of the New Management Agreement and the Current Management Agreement with respect to services provided by Torray, and the Agreements are identical with respect to the Management fees paid to Torray.”

Ms. Kimberly Browning, Esq.
U.S. Securities and Exchange Commission
March 26, 2021

16.
Please modify the charts and tables on pages 13-15 of the preliminary proxy providing information about the Trustee nominees, current Trustees, and Officers of the Fund to follow the format prescribed by Item 22(b)1.

The Trust confirms that it has made the requested format changes.

17.
Under the heading Compensation of Trustees, please confirm that the table showing the aggregate compensation to each Trustee is complete, and there are no retirement or other benefits paid to the Trustees.

The Trust confirms supplementally that the table showing aggregate compensation to each Trustee is complete, and there are no retirement or other benefits paid to the Trustees.

18.
Under the heading “Independent Trustee  and Nominees' Ownership of Interests in, or other Business Relationships with, the Trust’s Manager  or The Trust’s Principal Underwriter”, please modify the disclosure in paragraph regarding the business relationships between Torray LLC and Endeavour Investment Partners  to conform with the requirements set forth instructions to Item 22(b)(9).

The Trust confirms that it has made these requested changes.  The revised paragraphs read as follows:

“A company founded and controlled by Independent Trustee Nominee Patrick J. Carolan, Endeavour Investment Partners, LLC (“Endeavour”)  served  as a Solicitor and Consultant to the Manager  from June, 2017 through  June, 2020, and brought to Torray a single relationship with a registered investment adviser in December, 2020. during 6 month sales activity “wrap up period” under Torray’s agreement with Mr. Carolan.    At its January 22, 2021 Special Meeting to consider the nomination and election of Trustees, Mr. Carolan discussed with the Trustees  the services that Endeavour has provided to Torray under these agreements and the fees that Endeavour has received or expects to receive for such  services.

The focus of Endeavour’s consulting arrangement with Torray was Torray’s marketing and distribution strategy across all of its investment strategies and products.  The services Endeavour provided under the consulting contract included: (a) an assessment of Torray’s investment strategies, investment team and investment process to identify core advantages of the firm’s investment products, select appropriate prospects, and identify critical roadblocks; (b) advising Torray on potential changes to marketing collateral and database narratives, and drafting new collateral materials with Torray’s input; (c) identifying prospective institutional investors for Torray’s investment products, and their gatekeepers; (d) actively contacting and working with Torray to close sales of such prospective investors in Torray’s investment products, and (e) ongoing communications with investors to demonstrate manager responsiveness to their requests.  Endeavour’s consulting agreement with Torray commenced on June 28, 2017 and terminated on June 27, 2020. For the fiscal years ended December 31, 2019 and December 31, 2020, Torray paid Endeavour gross fees of $160,000 and $80,000 respectively for its services.  As a 50% owner of Endeavour through 2019 and a 100% owner during 2020, Mr. Carolan had a proportionate indirect interest in the fees that Endeavour collected from Torray during these periods. Consequently, he was personally entitled to receive 50% and 100% of these fees in 2019 and 2020 respectively, netted after a pro rata deduction of employee costs and other expenses of running Endeavour’s  business. Mr. Carolan estimates that the net pre-tax income that he received from the Torray engagement after such deductions was approximately $35,000 in each of 2019 and 2020.  None of the remaining fees that Torray paid to Endeavour went to any immediate family member of Mr. Carolan.  The  solicitation services that Endeavour provides to Torray and the solicitor’s fee that Endeavour is scheduled to receive from Torray for such services are described  in  a December 14, 2020 solicitation disclosure  signed by the solicited client.  Such agreement relates to Torray’s separate account business involving  a different  investment strategy than that employed for the Fund.   Pursuant to that agreement, Endeavour to date has successfully solicited on Torray’s behalf a single relationship with a registered investment adviser. Endeavour’s financial renumeration under the solicitation agreement is 20% of the fees that Torray collects on accounts that Endeavour successfully solicits on Torray’s behalf.  Any solicitor fee paid to Endeavour will not result in any addition to the advisory fee that the investor client pays to Torray. Endeavour’s compensation for its services is paid solely by Torray, and the management fee payable to Torray on such separate accounts is no greater than it would have been in the absence of Torray’s obligation to pay the solicitor fees described.  Endeavour did not receive any payments under the solicitor’s agreement for the fiscal years ended December 31, 2019 and December 31, 2020. The  advisory fees that Torray receives for the relationship introduced by Endeavour  t  is 45 basis points, and the assets under management that fall under the sole client obtained through Endeavour’s  solicitation efforts  are currently less than $500,000.  Because the  6 month sales activity “wrap up period” under Mr, Carolan’s agreement with Torray ended on December 31, 2020, Mr. Carolan will not be eligible to receive solicitation fees with respect to any other Torray client.  Based on these discussions, the Independent Trustees concluded that Mr. Carolan is not an interested person of the Manager or the Trust, and was therefore not disqualified from serving as an Independent Trustee of the Trust.”

Ms. Kimberly Browning, Esq.
U.S. Securities and Exchange Commission
March 26, 2021

19.
With respect to the disclosure in the preceding paragraph concerning Mr. Carolan’s business relationships with Torray, please respond supplementally whether the disclosure represents the actual analysis that the Board went through in reaching its determination that Mr. Carolan was eligible to serve as an Independent Trustee, and to nominate him to serve in that capacity, subject to shareholder approval.  Please also respond supplementally as to whether the minutes of the Board Meeting approving Mr. Carolan reflect the specificity of this analysis. Finally, please respond supplementally as to whether the Board considered any other factors in approving Mr. Carolan’s nomination and, if so, please memorialize what other factors were considered.

Registrant responds supplementally that the referenced proxy disclosure does represent the actual analysis that the Board went through in reaching its determination that Mr. Carolan was eligible to serve as an Independent Trustee, and to nominate him to serve in that capacity.  Registrant further represents that the minutes of the Board meeting reflect the specificity of the Board’s analysis, and that the Board did not consider any other factors in approving Mr. Carolan’s nomination than those that are described in the minutes.

20.
Please confirm whether or not Item 22(b)(8), relating to Trustee/Trustee Nominee material interests in transactions in which  the Fund, the Adviser, the principal underwriter and related Persons Are a Party,  is applicable.

The Trust supplementally confirms that Item 22(b)(8) is not applicable because no Trustee or Trustee nominee has any material interest in the transactions specified in the Item.

Ms. Kimberly Browning, Esq.
U.S. Securities and Exchange Commission
March 26, 2021

21.	Please confirm whether or not Item 22(b)(18), relating to shareholder nominee or nominees are submitted to the Fund for inclusion in the Fund’s proxy materials, is applicable.

The Trust supplementally confirms that Item 22(b)(18) is not applicable.

22.	It appears that the preliminary proxy contains two identical proxy cards. Please explain why.

It was intended that the filing would include images of a two-sided proxy card.  One side of the proxy card was mistakenly copied twice and filed.  A pdf of the correct proxy card is attached.

23.
Under the heading “Voting Information – Method of Solicitation and Expenses”, you state that “In addition to the solicitation by mail, officers and employees of Torray and/or their affiliates, who will receive no extra compensation for their services, may solicit proxies by phone, email or other electronic means, letter or facsimile.”  Who are the Torray affiliates that may be involved in the solicitation?

The reference to Torray “affiliates” was erroneous.  That sentence has been modified to read as follows: “In addition to the solicitation by mail, officers and employees of Torray, who will receive no extra compensation for their services, may solicit proxies by telephone, e-mail or other electronic means, letter or facsimile.”
*        *        *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Thomas Sheehan, counsel to the Trust and its Independent Trustees.   Mr. Sheehan can be reached by phone at 207 228 – 7165 (direct dial work) or 207-632-0897 (cell), or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,

Torray Fund

/s/ Shawn M. Hendon
Shawn M. Hendon

President

Torray Fund
7501 Wisconsin Ave. Ste. 750W
Bethesda, MD 20814

April 19 , 2021

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Torray Fund (the “Trust”) File No.: 811-22525 Torray Fund (S000047869)

Dear Ms. Browning :

The purpose of this letter is to respond to additional comments that you provided on April 5, 2021 and April 6.  2021 to Thomas Sheehan, counsel to the Trust and its Independent Trustees, regarding the draft definitive statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-21-000431) with the U.S. Securities and Exchange Commission (the “SEC”) regarding: (1) the approval of a new investment advisory agreement between the Trust, on behalf of the Torray Fund, the Trust’s only series (the “Fund”), and Torray  LLC (the “Manager” or “Torray”), an action that is necessary because of proposed percentage ownership changes among the current owners of Torray that will constitute a change of control of the Manager; and (2) the election of Trustees to the Trust, including four current Trustees and two new Trustees who have been nominated by the current Board of Trustees. The letter also responds to comments that were conveyed  to Mr. Sheehan in a conference call on April 8, 2021 in which you, Mr. Sheehan and attorneys from the SEC’s Division of Investment Management’s Office of Chief Counsel and Office of Disclosure Review participated, as well as conversations that you and Mr. Sheehan had on April 12, 2021 and  April 13, 2021.

For your convenience in reviewing the responses, the comments and suggestions received are included in bold-face type immediately followed by the response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

1. Please provide more detailed information concerning the solicitation arrangements that Endeavour Investment Partners, LLC (“Endeavour”), a company founded and controlled by Independent Trustee Nominee Patrick J. Carolan, had with Torray LLC under the three-year consulting agreement described in the Proxy Statement.  In particular, please describe: (1) the substance of those solicitation arrangements: (2) the types of clients that Mr. Carolan was to solicit on Torray’s behalf; (3) Endeavour’s successful solicitation of one RIA client with respect to its separate account business; (4) the fees that Torray is contractually required to pay Endeavour for such successful client solicitation; (5) the fees that Endeavour has been paid to date for such services; and (6) steps that Torray, Endeavour and Mr. Carolan have taken to ensure that such solicitation arrangements will not compromise Mr. Carolan’s status as an Independent Trustee if so elected by shareholders of the Fund

1

Our response to these comments are  as follows:

As stated in our prior correspondence, Endeavour served as a consultant to and solicitor for Torray  pursuant to a contract captioned “Manager Services Agreement” that the parties entered into in June, 2017 for a 3-year term, from June 28, 2017 through June 27, 2020 (the “EIP Contract”).  The focus of the EIP Contract was Torray’s marketing and distribution strategy across all of its investment strategies and products.  The services that Endeavour was required to provide under the EIP Contract  included: (a) an assessment of Torray’s investment strategies, investment team and investment process to identify core advantages of the firm’s investment products, select appropriate prospects, and identify critical roadblocks; (b) advising Torray on potential changes to marketing collateral and database narratives, and drafting new collateral materials with Torray’s input; (c) identifying prospective institutional investors for Torray’s investment products, and their gatekeepers; (d) actively contacting and working with Torray to close sales of such prospective investors in Torray’s investment products, and (e) ongoing communications with investors to demonstrate manager responsiveness to their requests

Under the terms of the EIP Contract, for a quarterly fixed fee, Endeavour was obligated to provide Torray with consultative services relating to, among other things, marketing planning, marketing collateral, website development and improving platform access.  In addition to these services, however, Endeavor was also obligated, consistent with a mutually agreed upon marketing plan, to employ its “best efforts to identify, contact and close sales opportunities with investors who are appropriate for the [mutual] funds and strategies” that Torray offers by conducting “ongoing proactive outreach to RIAs, Correspondents, Family Offices, 401(k) Retirement Record Keepers, TAMPS and research departments at key broker-dealers ("Intermediary" or "Intermediaries"), as well as institutional investors and their consultants.”

With respect to these sales solicitation efforts, Torray and Endeavour agreed to a revenue sharing agreement whereby Torray agreed to pay Endeavour a portion of the advisory fee that Torray receives from the successfully solicited client (“Covered Investor”). With respect to Torray’s mutual fund offerings, the EIP Contract called for Endeavour to be paid  “a declining payout over time following a sale, with said payout equal to 20 basis points for the first, second and third years, and 10 basis points for the fourth year and thereafter, for so long as Covered Investor remains invested with Torray. The foregoing notwithstanding, for Covered Investors who are retail investors, the payout would be equal to 10 basis points for the first, second and third years, and 5 basis points  for the fourth year and thereafter, for so long as the Covered Investor remains invested with Torray.”

With respect to Torray’s separate account business, the EIP Contract called for Torray to pay Endeavour “as additional compensation for Endeavour's success in attracting investors to Torray's separate account business, a portion of the fees that Torray receives (‘Separate Account Revenue Share’) from managing the accounts of separate account covered investors (‘Separate Account Covered Investors’). Under the terms of the EIP Contract, Separate Account Covered Investors include all separate account investors for whom Endeavour participates in the sales process, whether initially sourced by Endeavour, Torray or another party”. The EIP Contract specifies that the Separate Account Revenue Share would be equal to 20% of the management fees earned by Torray on such account.”

Under the EIP Contract, the accounts on which the revenue sharing percentage is calculated include all Covered Investor accounts for which Torray was contracted to provide services during the three-year term of the contract and within six (6) months following the termination date of the EIP Contract, “to account for Endeavour’s activity that was already in process” (the “wrap up period”).  In addition, all provisions of the EIP Contract “which by their nature are intended to survive the termination of [the EIP Agreement], including Revenue Sharing payments and tracking *   *   *  survive and remain in full force and effect” following the contract’s termination.

2

Endeavour was not successful in soliciting any clients to invest in the mutual funds that Torray advises, either during the 3-year contract period or the 6 month “wrap up period”.  Endeavour consequently was not  entitled to any fee sharing revenue on the mutual funds that Torray advises.

Endeavour also was not successful in soliciting any clients to utilize any of Torray’s  separate strategies during the 3-year term of the EIP contract.  However, Endeavour  was successful in signing a single registered investment advisor, Regal Investment Advisors LLC of Kentwood, Michigan (CRD 125004) (“Regal”), during the six month “wrap up” period.  On December 14, 2020, Regal’s Chief Operating Officer executed a document captioned “Investment Manager’s Solicitor’s Disclosure” disclosing relevant information concerning the relationship between Torray and Endeavour.   On December 18, 2020, Torray entered into a sub-advisory agreement with Regal to provide sub-advisory services with respect to Regal’s separate accounts that are invested in Large Cap Growth or Equity Income strategies.  Torray’s only contractual relationship is with Regal, and the sub-advisory agreement acknowledges that Torray has no privity of contract with any of Regal’s underlying separate account holders.  The agreed upon investment sub-advisory fee is forty-five basis points, which Regal pays directly to Torray. Under the terms of the EIP Agreement, Endeavour would be entitled to 20% of Torray’s sub-advisory fee revenue on these accounts, or 9 basis points. Under the sub-advisory agreement, there is a minimum separate account size of $100,000 for accounts that Torray sub-advises.  As of March 26, 2021 , the total AUM of the sub-advised accounts was  approximately $735,000, which would  translate on an annualized basis to $3307.50 in sub-advisory fees to Torray and $661.50 in solicitation fees to Endeavour.  However, no fees have been paid to Endeavour under the EIP Agreement. To ensure that the  solicitation arrangements described above will not compromise Mr. Carolan’s status as an Independent Trustee if so elected by Fund shareholders, Torray, Endeavour and Mr. Carolan have entered into an Agreement than neither Endeavour nor Mr. Carolan will be paid or entitled to be paid any compensation for Endeavour’s solicitation efforts on Torray’s behalf.  The Fund’s Board of Trustees have been apprised of this agreement,

The substance of this discussion has been incorporated into the final version of the proxy,

*     *     *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Thomas Sheehan, counsel to the Trust and its Independent Trustees.   Mr. Sheehan can be reached by phone at (207) 228-7165  (direct dial work) or 207-632-0897 (cell), or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,

Torray LLC

/s/ Shawn M. Hendon
Shawn M. Hendon
President

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